Edoc Acquisition Corp.

7612 Main Street Fishers, Suite 200

Victor, NY 14564

November 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Loan Lauren Nguyen, Legal Branch Chief

Re:	Edoc Acquisition Corp.

Registration Statement on Form S-1

Filed September 15, 2020, as Amended

File No. 333-248819

Dear Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Edoc Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on November 9, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Kevin Chen
Kevin Chen Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Schiff Hardin LLP